150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature]	20120449319-15
Ross Miller	Filing Date and Time
Secretary of State	06/27/2012 10:50 AM
State of Nevada	Entity Number
	E0175172005-8

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

NANOVIRICIDES, INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

1. Designation. The designation of the series of preferred stock created hereby shall be "Series C Convertible Preferred Stock" (the "Series C Preferred Stock") and the number of shares constituting the Series C Preferred Stock shall be 5,000 shares, par value $0.001 per share.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X Anil R. Diwan

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

CERTIFICATE OF DESIGNATION, RIGHTS AND PREFERENCES

OF

SERIES C CONVERTIBLE PREFERRED STOCK

OF

NANOVIRICIDES, INC.

(Continued)

2. Certain Definitions. For the purposes of the Certificate of Designation, Preferences and Rights which embodies this resolution, unless the context otherwise requires, capitalized terms used and not otherwise defined in such Certificate of Designation, Preferences and Rights shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural):

“Additional Shares of Common Stock” shall mean all shares (including treasury shares) of common stock issued or sold by the Company after the date hereof, whether or not subsequently reacquired or retired by the Company, other than (i) shares of common stock issued upon conversion of the Series C Preferred Stock or (ii) shares of common stock issued concurrently with the issuance of the Series C Preferred Stock to the Holders thereof.

“Balance of Series C Preferred Stock” shall mean the number of shares of Series C Preferred Stock held by any Holder for which a conversion hereunder has not been completed at the time the Balance of Series C Preferred Stock is calculated.

“Business Day” shall mean any day on which banks are open for business in New York, New York (other than a Saturday or Sunday), provided that any reference to “days” (unless Business Days are specified) shall mean calendar days.

“Closing Date” shall mean the date consideration is delivered to the Company to purchase shares of Series C Preferred Stock.

“Commission” shall mean the Securities and Exchange Commission or any successor federal agency having similar powers.

“Common Stock” shall mean the common stock of the Company, par value $.001 per share, and any stock into which such stock shall have been converted or changed or any stock resulting from any reclassification of such stock and all other stock of any class or classes (however designated) of the Company, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference.

“Company” shall mean NanoViricides, Inc., a Nevada corporation.

“Conversion Shares” shall mean the shares of Common Stock into which the Series C Convertible Stock are convertible.

“Convertible Security” shall mean with respect to the Company any evidence of indebtedness, shares of stock (other than Common Stock) or other securities directly or indirectly convertible into or exchangeable for Common Stock.

“Conversion Volume Amount” shall mean an amount equal to fifteen percent (15%) of the total number of shares of Common Stock traded during the ten (10) Trading Days preceding such Conversion Date, as reported by Bloomberg Financial Markets, rounded up to the nearest whole number.

“Event of Default” shall mean the Company’s failure to provide written instructions to deliver shares of Common Stock to the Company’s transfer agent for its Common Stock within two (2) Business Days of a Conversion Date and the Company’s voluntary or involuntary, or a third party’s, petition for bankruptcy protection for the Company or for an assignment of assets for benefit of the Company’s creditors.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Floor” shall mean $0.20 (as the same may be proportionately adjusted in respect of any stock split, stock dividend, combination, recapitalization or the like with respect to the Common Stock)

“Holder” shall mean a holder of the Series C Preferred Stock.

“Market Trigger Event” shall mean any instance of the 20-day VWAP falling below the Floor on its principal Trading Market.

“Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock, Additional Shares of Common Stock or Convertible Securities.

“Other Securities” shall mean, when referring to the Company, any stock (other than Company Common Stock) and any other securities of the Company or any other Person (corporate or otherwise) which the holder of Series C Preferred Stock shall at any time be entitled to receive, or shall have received, upon conversion of Series C Preferred Stock, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities.

“Per Share Conversion Price” shall be an amount equal to the lower of (i) the daily VWAP for the ten (10) consecutive Trading Days ending on the last Trading Day immediately preceding a Conversion Date multiplied by 0.85 or (ii) the daily VWAP for the Trading Day immediately preceding a Conversion Date multiplied by 0.88.

“Registration Statement” means the registration statement of the Company, Commission File No. 333-165221, as the same may amended from time to time, covering the issuance and sale to the Holder, and the resale by the Holder, of the Conversion Shares.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series C Purchase Price” shall mean $1,000, as the same shall be proportionately adjusted in respect of any stock split, stock dividend, combination, recapitalization or the like.

“Share Amount” shall mean the number of shares of Series C Preferred Stock to be converted by the Holder on a Conversion Date, such number to be equal to the quotient, calculated to four places to the right of the decimal point, determined by dividing (a) the product of the Conversion Volume Amount and the Per Share Conversion Price by (b) the Series C Purchase Price.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTC Bulletin Board or the OTCQX (or any successors to any of the foregoing).

“Trigger Event” shall mean

(a) a default of any obligations of the Company under any agreement with a Holder, including with limitation, a breach of a representation, warranty, covenant or other obligation;

(b) a non-appealable judgment against the Company in favor of a third party, or a default on an obligation to a third party in an amount (or cumulative combined amounts) of at least Five Hundred Thousand dollars ($500,000);

(c) the Company’s failure to maintain its status as a reporting company under the Exchange Act;

(d) the Company’s failure to file on a timely basis all reports required by the Commission;

(e) a halt, suspension or limitation of trading in the Common Stock on any Trading Market or by the Commission or delisting, if applicable, on any national exchange;

(f) a Market Price Trigger Event;

(g) the Company’s failure to maintain DWAC eligibility;

(h) the failure to deliver shares electronically when any Conversion Shares or shares of Common Stock paid as dividends are required to be delivered to the Holder; or

(i) the occurrence of any Event of Default.

“VWAP” shall mean the volume weighted average of actual trading prices measured in hundredths of cents of the Common Stock of the Company.

4. Voting Rights: The Holder of the Series C Preferred Shares shall not be entitled to vote on matters which shareholders of the Company are entitled to vote, except as otherwise provided by the Nevada corporation statute; provided, however so long as any shares of the Series C Preferred Stock are outstanding, the vote or consent of the Holders of at least sixty-five (65%) of the shares of the Series C Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for any action which:

(a) Alters or changes the rights, preferences privileges of the Series C Preferred Stock;

(b) Creates any new class or series of shares having rights, preferences or privileges senior to or on parity with the Series C Preferred Stock;

(c) Increases or decreases the authorized number or shares of the Series C Preferred Stock;

(d) Results in the redemption or repurchase of 500,000 or more shares of Common Stock (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services at prices at or below the price initially paid by the service provider),

(e) Amends or waives any provision of the Company’s Articles of Incorporation or By-laws in a manner adverse to the Series C Preferred Stock;

(f) Results in the payment or declaration of any dividend on any shares of Common or Series C Preferred Stock; or

(g) Issues debt in excess of $500,000, except for debt incurred in the acquisition of equipment and securitized by the equipment only; or debt that does not have any rights prior to the Series C Preferred Stock.

5. Dividends. From and after the date of the issuance of any shares of Series C Preferred Stock, dividends at the rate per annum of 10% per share shall accrue on such shares of Series C Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative. Such Accruing Dividends shall be payable on each Conversion Date, either in cash or in Common Stock, at the Company’s option. The Common Stock issued as Accruing Dividends hereunder shall be valued at 85% of the 10-day VWAP determined on the Trading Date immediately preceding the dividend date. Notwithstanding the foregoing, Accruing Dividends may only be paid in Common Stock to the extent the sale of such Common Stock to the Series C Preferred Stock holder and the resale of such Common Stock by the Series C Preferred Stock holder is covered by the Registration Statement and the Registration Statement is in full force and effect. Delivery of such Common Stock must be made by the DTC DWAC system. Any Accruing Dividends that cannot be paid in Common Stock pursuant to the foregoing sentence shall be paid in cash. The person or persons entitled to receive the shares of Common Stock issuable as Accruing Dividends shall be treated for all purposes as the record holder or holders of such shares of Common Stock issuable as Accruing Dividends from and after the date such Common Stock is required to be issued. Notwithstanding the foregoing, in the event of a Trigger Event that is not cured within 30 days of the occurrence thereof and in the event of a Market Price Trigger Event that is not cured within 60 days of the occurrence thereof, the Accruing Dividend rate shall automatically, without notice or the necessity of any action, increase from 10% to 18%.

6. Conversion.

(a) Commencing on the Closing Date and every fourteenth (14th) day thereafter (or, if such day is not a Trading Day, then the first day thereafter that is a Trading Day) (each, a “Conversion Date”), the Share Amount (or such lesser number of shares of Series C Common Stock that remains unconverted) shall be automatically converted into a number shares of Common Stock that results from dividing (x) the product of the Series C Purchase Price times the Share Amount by (y) the Per Share Conversion Price, subject to the conditions to conversion set forth herein and in accordance with Sections 6(b) and 6(c) below.

(b) No conversion shall occur on a Conversion Date unless the following conditions are met:

(i) the 20-Day VWAP as calculated with respect to such Conversion Date shall equal or exceed the Floor; and

(ii) the Registration Statement shall be in full force and effect.

(iii) trading in the Common Stock shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Conversion Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the holder of the Series C Preferred Stock, makes it impracticable or inadvisable to sell the Conversion Shares issuable in connection with such conversion.

(c) For each Conversion Date for which all conditions to conversion have been satisfied, the Company shall deliver or cause to be delivered to the Holder the number of Conversion Shares issuable on each such Conversion Date, registered in the name of the Holder, via the DTC DWAC system.

5

(d) If, with respect to any Conversion Date, the Floor is not met or the Registration Statement is not in full force and effect, then no conversion of Shares will occur on such Conversion Date. With respect to any Conversion Date on which no conversion of Shares occurs due to the failure of the Registration Statement to be in full force and effect, the redemption and other rights set forth in this Certificate of Designation shall be available to the Purchaser. With respect to any Conversion Date on which no conversion of Shares occurs due to the failure of the Floor to be met, the Shares not converted on such Conversion Date shall be added to the Shares to be converted on the following Conversion Date to the extent that such does not cause any Holder to have beneficial ownership (as defined in the Exchange Act) of more than 4.99% of the equity securities of the Company. Shares that are not converted due to the application of the immediately preceding sentence shall be added to the next succeeding Conversion Date to the extent the conditions to conversion thereof are satisfied, until all such Shares have been converted.

(e) Each conversion of the Series C Preferred Stock shall be accomplished without any requirement on the part of the Holder to deliver a certificate or certificates representing the shares to be converted on the applicable Conversion Date. Upon any conversion of the Series C Preferred Stock, the Company shall provide irrevocable instructions to its transfer agent for Common Stock instructing the transfer agent to deliver, via the DWAC DTC system, the number of Conversion Shares to be issued to the Holder at such Conversion Date.

(f) Record Holder. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of the Series C Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock from and after the Conversion Date.

(g) Reservation of Common Stock. The Company shall reserve out of its authorized but unissued shares of Common Stock that number of its shares of Common Stock as shall be sufficient to effect the conversion of all outstanding shares of the Series C Preferred Stock.

(h) Termination of Rights on Conversion. All shares of the Series C Preferred Stock converted as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive dividends, notices and to vote, shall immediately cease and terminate on conversion, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series C Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company may from time-to-time take such appropriate action as may be necessary to reduce the number of shares of authorized Series C Preferred Stock accordingly.

(i) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend, or a reorganization, merger, consolidation, change of control, share exchange or sale of assets, as provided for below), then and in each such event the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series C Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(j) Adjustment for Merger, Reorganization, Change of Control, etc. In case of any consolidation, merger or share exchange of the Company with or into another corporation or the sale of all or substantially all of the assets of the Company to another corporation or in the event that there is a change of control, then each share of Series C Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such Series C Preferred Stock would have been entitled upon such consolidation, merger, share exchange, sale or change of control; and, in such case, equitable adjustment shall be made in the application of the provisions in this Section 6 set forth with respect to the rights and interest thereafter of the Holders, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Per Share Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series C Preferred Stock.

(k) Adjustment to Conversion Price Due to Stock Split, Stock Dividend, etc. If, prior to the Conversion of all of the Series C Preferred Stock, (A) the number of outstanding shares of Common Stock is increased by a stock split, a stock dividend on the Common Stock, a reclassification of the Common Stock, or the distribution to holders of Common Stock of Options entitling them to subscribe for or purchase Common Stock at less than the then current market price thereof (based upon the subscription or exercise price of such Options at the time of the issuance thereof), the Per Share Conversion Price shall be proportionately reduced, or (B) the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, the Per Share Conversion Price shall be proportionately increased. In such event, the Company shall notify the Transfer Agent of such change on or before the effective date thereof.

7. Remedies.

(a) Automatically, without the necessity of notice or any other action,

(i) upon the first occurrence of any Trigger Event, other than a Market Price Trigger Event, that is not cured within 30 days of the occurrence of such Trigger Event, (A) the Balance of Series C Preferred Stock shall increase by five (5) percent and (B) the Accruing Dividend shall increase to eighteen (18%) percent as described in Section 5 of this Certificate;

(ii) upon the first occurrence of any Market Price Trigger Event, the Balance of the Series C Preferred Stock shall increase by ten (10) percent;

(iii) upon the first occurrence of any Market Price Trigger Event that is not cured within sixty (60) days of the occurrence of such Trigger Event, the Accruing Dividend shall increase to eighteen (18) percent as described in Section 5 of this Certificate.

(b) On the occurrence of an Event of Default, any holder of Series C Preferred Stock may pursue any or all of the remedies available to it under law, or in equity, either simultaneously or in any combination or order, and shall also have:

(i) a first right of refusal on any offers for the purchase of the Company or its assets or a merger, combination, recapitalization or the like that values the Company at less than the VWAP on the Trading Day prior to the day such value is determined of the outstanding Common Stock, any Common Stock issuable upon conversion or exercise of a Convertible Security and the Conversion Shares issuable upon conversion of the Balance of Series C Preferred Stock, plus all unpaid Accruing Dividends.

(ii) if the Event of Default is not cured within 90 days of the occurrence thereof, the right to solicit offers for a sale of the equity or assets of the Company or a merger, consolidation, combination or other comparable transaction, from interested parties, and the Company shall have an obligation to enter into good faith negotiations with respect thereto, designed and intended to result in a consummation of such transaction.

(c) Upon the failure of the Registration Statement to be in full force and effect (a “Registration Statement Default”) the Balance of Series C Preferred Stock shall be redeemed by the Company out of funds lawfully available therefor at a price equal to the greater of the Series C Purchase Price per share or 115% of the VWAP on the Trading Day immediately preceding such redemption, plus, in either event, all accrued but unpaid Accruing Dividends whether or not declared (the “Redemption Price”), in a lump sum within 10 days of the Registration Statement Default. The date of such payment shall be referred to as a “Redemption Date”. If the Company does not have sufficient funds legally available to redeem, on the Redemption Date, all of the Balance Series C Preferred Stock, the Company shall redeem a pro rata portion of each Holder’s Series C Preferred Stock out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds legally available therefor. Any shares of Series C Preferred Stock that are redeemed or otherwise acquired by the Company shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. The Company may not exercise any rights granted to the Holders following redemption.

8. Curative Provision. If at any time conditions shall arise by reason of action taken by the Company which are not adequately covered by the other provisions hereof and which might materially and adversely affect the rights of the holders of Series C Preferred Stock or if at any time any such conditions are expected to arise by reason of any action contemplated by the Company, the Company shall mail a written notice briefly describing the action contemplated and the material adverse effects of such action on the rights of the holders of the Series C Preferred Stock at least thirty (30) calendar days prior to the effective date of such action, and an appraiser selected by the Holders of a majority in interest of the Series C Preferred Stock shall give its opinion as to the adjustment, if any (not inconsistent with the standards established in this Section 8) of the Per Share Conversion Price (including, if necessary, any adjustment as to the securities into which shares of Series C Preferred Stock may thereafter be convertible) and any distribution which is or would be required to preserve without dilution the rights of the Holders of shares of Series C Preferred Stock; provided, however, that the Company, after receipt of the determination by such appraiser, shall have the right to select an additional appraiser, in which case the adjustment shall be equal to the average of the adjustments recommended by each such appraiser. The Board of Directors shall make the adjustment recommended forthwith upon the receipt of such opinion or opinions or the taking of any such action contemplated, as the case may be.

9. Issuance Taxes. The issuance of certificates for shares of Common Stock on any conversion of Series C Preferred Stock shall be made without charge to the holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the holder of such shares of Series C Preferred Stock so converted and the Company shall not be required to issue or deliver such certificates or until the person or persons requesting the issuance thereof who is not a Series C Preferred Stock holder shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or is otherwise not owing.

10. Liquidation, Dissolution or Winding Up. For purposes of the Certificate of Designation, Preferences and Rights, the shares of Series C Preferred Stock shall not be entitled to a liquidation preference with the Common Stock and the other classes of the Company’s securities upon the liquidation, dissolution, or winding up of the Company.

11. Miscellaneous Provisions.

(a) Closing of Books. The Company will at no time close its transfer books against the transfer of any shares of Series C Preferred Stock or of any share of the Common Stock issued or issuable upon the conversion of Series C Preferred Stock.

(b) Headings of Subdivisions. The headings of the various Sections and other subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(c) Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series C Preferred Stock and qualifications, limitations and restrictions thereon set forth in the Certificate of Designation, Preferences and Rights embodying this resolution is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other powers, preferences and relative, participating, optional and other special rights of Series C Preferred Stock and qualifications, limitations and restrictions thereon set forth therein which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of Series C Preferred Stock and qualifications, limitations and restrictions thereon shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of Series C Preferred Stock and qualifications, limitations and restrictions thereon herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of Series C Preferred Stock and qualifications, limitations and restrictions thereon unless so expressed herein.